UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

Great Wolf Resorts, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

391523107
(CUSIP Number)

Jason Ader Hayground Cove Asset Management LLC 1370 6th Avenue New York, New York 10019 (212) 445-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

SCHEDULE 13D
CUSIP No. 391523107		Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Jason Ader (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 901,572
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 901,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.94%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 391523107		Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Hayground Cove Asset Management LLC (S.S. or I.R.S. Identification No. not applicable)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 901,572
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 901,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.94%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D
CUSIP No. 391523107		Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Hayground Cove Fund Management LLC (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587515
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 901,572
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 901,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.94%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D
CUSIP No. 391523107		Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS Hayground Cove Associates LP (S.S. or I.R.S. Identification No. not applicable) EIN: 81-0587520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 788,844
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 788,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 788,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.57%
14	TYPE OF REPORTING PERSON HC

Page 6 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (“Common Stock”) of Great Wolf Resorts, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 122 West Washington Avenue, Madison, Wisconsin 53702.

Item 2. Identity and Background.

(a), (b) and (c) This Statement is being filed by (i) Jason Ader, an individual, (ii) Hayground Cove Asset Management LLC, a Delaware limited liability company (“HCAM”), (iii) Hayground Cove Fund Management LLC, a Delaware limited liability company (“HCFM”) and (iv) Hayground Cove Associates LP, a Delaware limited partnership (“HCA” and, together with Jason Ader, HCAM and HCFM, the “Reporting Persons”). Mr. Ader is the sole member of HCAM, which in turn is the managing member of HCFM. In addition, HCFM serves as general partner of (i) certain Delaware limited partnership funds and (ii) HCA, an investment manager that provides investment and advisory services to certain offshore entities and individually managed accounts (the limited partnership funds, offshore entities and managed accounts collectively, the “Client Funds”). None of the Client Funds is deemed to be a reporting person.

The principal business of each of the Reporting Persons is providing investment management and advisory services to the Client Funds.

The principal business address and principal office address of each of the Reporting Persons is 1370 6th Avenue, New York, New York 10019.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ader is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

On or about January 9, 2008, the Client Funds disposed of their holdings of Common Stock, except for 901,572 shares.

Item 5. Interest in Securities of the Issuer.

(a) In the aggregate, the Client Funds are the direct beneficial owners of 901,572 shares of Common Stock currently indirectly owned by the Reporting Persons, or approximately 2.94% of outstanding shares of Common Stock of the Issuer, based upon 30,699,671 shares of Common Stock outstanding as of November 6, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007. None of the Client Funds own individually in excess of five percent of the outstanding shares of Common Stock.

Page 7 of 9 Pages

By virtue of the relationships described in Item 2 of this Statement and this Item 5, each of the Reporting Persons (other than HCA) may be deemed to share indirect beneficial ownership of all of the shares of Common Stock directly beneficially owned by the Client Funds. HCA may be deemed to share indirect beneficial ownership of the shares of Common Stock as expressly set forth below. Specifically, as general partner, HCFM has indirect beneficial ownership of (i) 40,939 shares (or 0.13% of outstanding shares) of Common Stock held directly by Hayground Cove Institutional Partners LP, a Delaware limited partnership, (ii) 61,939 shares (or 0.20% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund LP, a Delaware limited partnership and (iii) 9,850 shares (or 0.03% of outstanding shares) of Common Stock held by Hayground Cove Low Beta Fund LP, a Delaware limited partnership. In addition, HCFM is general partner of HCA, which in turn serves as investment manager pursuant to certain Investment Management Agreements entered into between HCA and certain individual Client Funds. In this capacity, HCA exercises the power to vote (or to direct the vote) and to dispose (or to direct the disposition of) (i) 226,733 shares (or .74% of outstanding shares) of Common Stock held directly by Hayground Cove Overseas Partners Ltd., a Cayman Islands exempted limited company; (ii) 206,217 shares (or 0.67% of outstanding shares) of Common Stock held directly by Hayground Cove Turbo Fund Ltd., a Cayman Islands exempted limited company; (iii) 8,175 shares (or 0.03% of outstanding shares) of Common Stock held by Hayground Cove Low Beta Neutral Fund Ltd., a Cayman Islands exempted limited company; and (iv) certain independent managed accounts, each of which directly owns 209,271 shares (or 0.68% of outstanding shares) of Common Stock, 87,807 shares (or 0.29% of outstanding shares) of Common Stock, 43,350 shares (or 0.14% of outstanding shares) of Common Stock and 7,291 shares (or 0.02% of outstanding shares) of Common Stock, respectively.

(b) Each of the Reporting Persons (other than HCA) has the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 901,572
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 901,572

HCA has the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 788,844
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 788,844

(c)    The Reporting Persons have caused the sale by the Client Funds of 1,422,383 shares of Common Stock within the last 60 days with a range of sale prices between $7.56 and $10.75. All such sales were effected through over-the-counter transactions.

Page 8 of 9 Pages

(d) Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

(e) On or about January 9, 2008, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 2 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A  Joint Filing Agreement Among the Reporting Persons.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2008

By:	/s/ Jason Ader
Jason Ader

HAYGROUND COVE ASSET MANAGEMENT LLC

By:	/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE FUND MANAGEMENT LLC

By:	Hayground Cove Asset Management LLC, its Managing Member

	By:	/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE ASSOCIATES L.P.

By:	Hayground Cove Fund Management LLC,
its General Partner

	By:	Hayground Cove Asset Management LLC, its Managing Member

		By:	/s/ Jason Ader
Jason Ader
Sole Member

EXHIBIT A

FILING AGREEMENT
BETWEEN JASON ADER,
HAYGROUND COVE ASSET MANAGEMENT LLC
AND HAYGROUND COVE FUND MANAGEMENT LLC

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.01 par value, of Great Wolf Resorts, Inc., dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: January 15, 2008

By:		/s/ Jason Ader
Jason Ader

HAYGROUND COVE ASSET MANAGEMENT LLC

By:		/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE FUND MANAGEMENT LLC

By:		Hayground Cove Asset Management LLC, its Managing Member

	By:	/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE ASSOCIATES L.P.

By:	Hayground Cove Fund Management LLC,
its General Partner

	By:	Hayground Cove Asset Management LLC, its Managing Member

		By:	/s/ Jason Ader
Jason Ader
Sole Member